

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 17, 2015

John Morrow
Executive Vice President and General Counsel
Apptio, Inc.
11100 NE 8th Street, Suite 600
Bellevue, WA 98004

      Re: **Apptio, Inc.**
               Draft Registration Statement on Form S-1
               Submitted August 21, 2015
               CIK No. 0001419625

Dear Mr. Morrow:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please expand the disclosure on the prospectus cover page and Prospectus Summary to briefly identify who owns your Class B common stock.

Prospectus Summary, page 1

2.   Please provide qualitative or quantitative support for these statements. To the extent such assertions are management's belief, please clarify.

- "We are *the leading provider* of Technology Business Management solutions"
- "We pioneered the TBM software category"
- "We provide *the business system of record* used by IT organizations"

- "The TBM Council has become *the leading community* for CIOs, IT professionals and IT finance professionals in the world"

Special Note Regarding Forward-Looking Statements, page 42

3.   You state that neither you nor the underwriters have independently verified the accuracy or completeness of any third-party information. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

4.   We have received the Gartner reports referenced in the registration statement. Please tell us whether these reports were prepared for you or for this offering.

5.   Please explain your statement that the Gartner Reports "represent data" but "are not representations of fact."

Use of Proceeds, page 44

6.   You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes, including making investments in your sales, marketing, professional services and product development organizations. Please tell us what consideration you have given to disclosing the amount of proceeds that you plan to use for each of these areas. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 54

7.   We note your disclosure on page 14 that your business model depends on the renewals of subscriptions from customers. Please tell us what consideration you have given to including a discussion of historical renewal rates for the periods presented in addition to your discussion of net subscription dollar retention rate.

Number of Customers, page 54

8.   Please tell us whether amounts generated from distributors or resellers contribute significantly to your overall revenues.

Business, page 79

General

9.   We note your disclosure that 22% of your revenue was derived from customers located outside North America. Please provide the information required by Item 101(d) of Regulation S-K or a cross-reference to your financial statements.

10.   We refer to the first risk factor on page 35 regarding sales to U.S. federal, state, local and foreign governments. Please provide a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of Regulation S-K.

Management

Director Independence, page 100

11.   We note your disclosure that the board of directors determined that Mr. Bogan satisfies the independence standards under applicable SEC rules and that he will serve on both the audit and compensation committees. Please provide us with your analysis in support of the board's determination that he will satisfy the independence requirements for both committees in light of the fact that Mr. Bogan is a venture partner at Greylock Partners, which owns approximately 16.7% of your Class B stock prior to the offering. See Exchange Act Rules 10A-3(b)(1) and 10C-1(b)(1).

Principal Stockholders, page 123

12.   Footnotes (1), (4) and (10) include disclaimers of beneficial ownership except to the extent of the beneficial owners' pecuniary interests therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Notes to Consolidated Financial Statements

Note 1. Description of Operations and Summary of Significant Accounting Policies

Revenue recognition, page F-12

13.   Please tell us and disclose whether or not your professional services and subscription agreements contain any performance, cancellation, termination, as well as refund-type provisions and your accounting for such provisions.

14.   We note that subscription fees include fees for additional support beyond the standard support that is included in the basic subscription fees, and fees for subscription based online training offerings. Please tell us the nature of the standard support, additional support and online training offerings. In addition, tell us whether or not the revenue streams associated with the fees for additional support and online training have standalone value. In your response, also address your accounting for these additional revenue streams, including how you invoice for these services as well as the timing of your revenue recognition.

15.   With regard to multiple deliverable arrangements, please disclose the separate units of accounting, general timing of delivery or performance of service for the significant deliverables within the arrangements as well as that nature of the specific services to be provided. For guidance, please refer to ASC 605-25-50-2(a) through(c).

16.   For each significant deliverable you identify, please tell us and include a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for each unit of accounting. We refer you to ASC 605-25-50-2(e).

17.   We note that professional services revenue consist of fees associated with the implementation and configuration of the Company's applications. Please tell us whether or not implementation and configuration fees are essential to the subscription services you provide. Also, clarify whether such services are recognized over the specific customization and implementation period, the contractual term of the subscription or the customer life. We refer you to footnote 39 of ASC 605-10-S99 and SAB Topic 13.A.3(f)-Question 1.

18.   We note that deferred revenue consists of unearned revenue related to professional and subscription services. Tell us and consider separately disclosing the amount of deferred revenue related to each of your revenue streams. In addition, tell us what consideration you gave to disclosing the activity within your deferred revenue account, including the amounts of the unearned revenue and refund obligations as of the beginning of each period, the amount of cash received from customers, the amount of revenue recognized in earnings, the amount of refunds paid, other adjustments (with an explanation thereof), and the ending balance of unearned revenue and refund obligations. Refer to Question 1 of SAB Topic 13A4a.

Note 10. Segments, page F-27

19.   We note that subscription revenues include fees for additional support beyond the standard support that is included in the basic subscription fees, and fees for subscription based online training offerings, while professional services revenues include fees for in-person training and TBM Council conference registration and sponsorship fees. To the extent that these individual revenue streams are material, please tell us what consideration you gave to providing the disclosures required by ASC 280-10-50-40.

General

20.   We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

21.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

22.   Please supplementally provide us with any pictures or graphics to be presented. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

      You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, at Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

      Sincerely,

      /s/ Barbara C. Jacobs

      Barbara C. Jacobs
      Assistant Director
      Office of Information Technologies
      and Services

cc: Michael Nordtvedt
       Wilson Sonsini Goodrich & Rosati, Professional Corporation